Shelton Greater China Fund
44 Montgomery Street, Suite 2100
San Francisco, CA 94104

October 7, 2011

Kevin Rupert, Esq.
Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Shelton Greater China Fund (the “Fund”)
Investment Company Act of 1940 File No. 811-05617
Securities Act of 1933 File No. 333-176060

Dear Mr. Rupert:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the Fund hereby requests that the effectiveness for the above-referenced Registration Statement on Form N-1A be accelerated to 4:00 p.m., New York time, on October 7, 2011, or as soon thereafter as practicable.  The Fund hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

The disclosure in the filing is the responsibility of the Fund.  The Fund represents to the Securities and Exchange Commission (the “SEC”) that should the SEC or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing and the Fund represents that it will not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  The Fund further acknowledges, that the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours,

By:           /s/ Stephen C. Rogers
Name:           Stephen C. Rogers
Title:           President and Chairman of the Board of Trustees